                                                                    EXHIBIT 12.1


          METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

  The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.


                                                    (DOLLARS IN THOUSANDS)
                    -------------------------------------------------------------------------------------
                      SIX MONTHS ENDED
                         MARCH 31                               YEAR ENDED SEPTEMBER 30
                    ---------------------     -----------------------------------------------------------
                      2002         2001         2001         2000         1999         1998        1997
Net income          $ (6,648)    $(18,333)    $ (8,923)    $ (7,601)    $ 16,275     $ 10,327    $  9,668
Add:
 Interest             15,130       12,516       25,469       29,134       22,388       19,663      19,375
 Taxes (benefit)
  on income           (3,547)      (9,880)     (26,344)      (4,093)     (12,577)       5,475       5,073
                    --------     --------     --------     --------     --------     --------    --------
Adjusted earnings   $  4,935     $(15,697)    $ (9,798)    $ 17,440     $ 26,086     $ 35,465    $ 34,116
                    ========     ========     ========     ========     ========     ========    ========

Preferred stock
  dividend
  requirements
                    $  1,987     $  2,293     $  4,157     $  4,553     $  3,642     $  3,732    $  4,113
Ratio factor of
  income after
  provision for
  income taxes to
  income before
  provision for
  income taxes           100%         100%         100%         100%         100%          66%         66%
Preferred stock
  dividend factor
  on pretax basis      1,987        2,293        4,157        4,553        3,642        5,687       6,244
Fixed changes
 Interest             15,130       12,516       25,469       29,134       22,388       19,663      19,375
 Capitalized
  interest               950          423          958        1,145          936          611         521
                    --------     --------     --------     --------     --------     --------    --------
Fixed charges and
  preferred stock
  dividends         $ 18,067     $ 15,232     $ 30,584     $ 34,832     $ 26,966     $ 25,961    $ 26,140
                    ========     ========     ========     ========     ========     ========    ========
Ratio of adjusted
  earnings to
  fixed charges
  and preferred
  stock dividends          *            *            *            *            *         1.37        1.31

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* Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $13.1 million and $30.9 million for the six months ended March 31, 2002 and 2001, respectively, and approximately $40.2 million, $17.4 million and $0.8 million for the years ended September 30, 2001, 2000 and 1999, respectively.